EXHIBIT 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2024. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Selected Economic Information of the Republic of the Philippines

	2020		2021		2022		2023		2024(1)		2025(4)
	(₱ in billions, except as indicated)
GDP (at then-current market prices)	17,951.6		19,410.6		22,028.3		24,318.6		26,436.8		N/A
GDP (at constant 2018 prices)	17,537.8		18,540.1		19,945.6		21,051.8		22,239.7		N/A
GDP per capita, PPP concept (in $ at then-current market prices)(2)	8,456	(14)	9,101	(14)	10,407	(14)	11,281	(14)	12,097		N/A
GDP growth rate (%) (at constant 2018 prices)	(9.6)		5.7		7.6		5.5		5.7		N/A
Consumer price inflation rate (2018 CPI basket)(3)	2.4		3.9		5.8		6.0		3.2		1.4	(17)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(7.6)		(8.6)		(7.3)		(6.2)		(5.7)		N/A
Government debt at end of period as % of GDP (at then-current market prices)	54.6		60.4		60.9		60.1		60.7		N/A
Public sector borrowing requirement(5)	(1,350.8)		(1,619.3)		(1,556.6)		(1,420.2)		(598.4	)(16)	N/A
Consolidated public sector financial position(7)	(976.4)		(1,094.4)		(804.9)		(777.3)		(100.5	)(16)	N/A
Current account surplus/(deficit) as % of GDP (at then-current market prices)	3.2		(1.5)		(4.5)		(2.7	)(6)	(3.9	)(15)	N/A
Overall balance of payments position at end of period as % of GDP (at then-current market prices)(8)	4.4		0.3		(1.8)		0.8		1.5	(15)	N/A
Direct domestic debt of the Government (in million ₱)(9)(10)	6,694,687		8,170,414		9,208,387		10,017,930		10,930,415		11,379,538
Direct external debt of the Government (in million $)(10)(11)	64,562		69,803		75,436		82,976		88,525		92,606
Public sector domestic debt(12)	6,712.4		7,315.0		8,538.9		9,753.3	(6)	10,221.9	(15)	N/A
Public sector external debt(11)(12)	3,406.7		3,939.8		4,606.1		4,961.4	(6)	5,354.4	(15)	N/A
Unemployment rate (%)	10.3		7.8		5.4		4.4		3.8		4.3
Gross international reserves (in billion $)(10)(13)	110.1		108.8		96.1		103.8		106.3		104.6	(17)

Sources: Philippine Statistics Authority; Bureau of the Treasury; Department of Finance; Bangko Sentral.

Notes:

(1)	Preliminary data as of and for the year ended December 31, 2024, unless otherwise stated.
(2)	Figure represents annualized per capita GDP, PPP concept. Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.
(3)

Effective February 4, 2022, the base year of the Consumer Price Index (“CPI”) was updated from 2012 to 2018. The rebasing of the CPI is done periodically (1) to ensure that the CPI market basket continues to capture goods and services commonly purchased by households over time; (2) to update expenditure patterns of households; and (3) to synchronize its base year with the 2018 base year of the GDP and other indices. 2022 figures are based on preliminary data as of July 31, 2022. 2022 data is an average of monthly inflation figures.

(4)	Preliminary data as of March 31, 2025, unless otherwise stated.
(5)

Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(6)	Preliminary data as of December 31, 2023.
(7)

Comprises the aggregated deficit or surplus of the Government, the CB-BOL’s accounts, the major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(8)

Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(9)

Represents debt of the Government only and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(10)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.
(11)	Represents debt of the Government, the major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.
(12)	Includes public sector debt, whether or not guaranteed by the Government.
(13)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.
(14)	Revised data.
(15)	Preliminary data as of September 30, 2024.
(16)	Preliminary data as of June 30, 2024.
(17)	Preliminary data as of April 30, 2025.

History, Land, and People

Government

Elections

On May 12, 2025, the Republic held the midterm national and local elections. The next presidential election in the Philippines are scheduled for May 2028.

Philippine Economy

Tariffs Imposed by the United States

On April 2, 2025, United States’ President Donald Trump signed Executive Order 14257 titled “Regulating Imports with a Reciprocal Tariff to Rectify Trade Practices that Contribute to Large and Persistent Annual United States Goods Trade Deficits”, imposing tariffs for goods imported into the United States from most of its trade partners, which includes a 17% ad valorem tariff on goods imported from the Republic. On April 9, 2025, the United States announced a 90-day moratorium on these tariffs for certain countries, including the Republic.

The United States is one of the major export destination for goods from the Republic and the tariff to be imposed by the United States is expected to adversely impact the levels of exports from the Republic into the United States. See “Balance of Payments—Overall Balance of Payments Performance—Goods Trade”. On May 2, 2025, the Republic’s delegations met with the United States’ Trade Representative in Washington, D.C., to begin negotiations in relation to reducing the tariff imposed on the goods imported from the Republic. Given the evolving situation, the Republic is still assessing the extent of any expected impact to its exports and to its economy in general, while continuing its efforts to negotiate with the United States.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

Years 2020 – 2025

	2020	2021	2022	2023	2024		2025(4)
GDP growth (constant 2018 prices) (%)	(9.5)	5.7	7.6	5.5	5.7		N/A
GNI growth (constant 2018 prices) (%)	(11.5)	1.7	9.9	10.5	7.6		N/A
Inflation rate (2018 CPI basket)(%)	2.4	3.9	5.8	6.0	3.2		1.4	(5)
Unemployment rate	10.3	7.8	5.4	4.4	3.8	(1)	4.3
91-day T-bill rate (%)	2.0	1.1	1.9	5.4	5.7	(1)	5.2
External position
Export growth (%)	(9.8)	12.5	6.4	(4.1)	4.6	(2)	N/A
Import growth (%)	(20.2)	30.5	19.0	(5.0)	5.9	(2)	N/A
External debt ($ billion)	98.5	106.4	111.3	125.4	139.6	(2)	N/A
International reserves
Gross ($ billion)	110.1	108.8	96.1	103.8	106.3		104.6	(5)
Net ($ billion)	110.1	108.8	96.1	103.7	106.2		104.6	(5)
Months of retained imports(6)	12.3	9.7	7.2	7.6	7.5		7.2	(5)
Domestic credit growth (%)	4.7	8.2	12.9	9.3	10.5	(3)	N/A

Sources: Philippine Statistics Authority; Bangko Sentral.

Notes:

(1)	Preliminary data as of December 31, 2024.
(2)	Preliminary data as of September 30, 2024.
(3)	Preliminary data as of June 30, 2024.
(4)	Preliminary data as of March 31, 2025, unless otherwise stated.
(5)	Preliminary data as of April 30, 2025.
(6)	Number of months of average imports of goods and payment of services and primary income that can be financed by reserves.

Prices, Employment and Wages

Inflation

The following table sets out the CPI and inflation rate. Figures are based on the 2018 CPI basket.

	Changes in Consumer Price Index
	2020	2021	2022	2023	2024	2025(1)
Consumer price index	104.8	108.9	115.3	122.2	126.1	127.3
Inflation rate	2.4%	3.9%	5.8%	6.0%	3.2%	1.4%

Sources: Bangko Sentral; Philippine Statistics Authority.

Note:

(1)	Preliminary data as of April 30, 2025.

Consumer Price Index

The average inflation rate as of April 2025 was 1.4%, lower than the average inflation rate of 3.8% as of April 2024. The lower rate of inflation as of April 2025 was mainly due to decrease in the rates of inflation for food and non-alcoholic beverages and alcoholic beverages and tobacco, from 6.0% and 4.9%, respectively, as of April 2024 compared to 0.9% and 3.7%, respectively, as of April 2025.

Producer Price Index (“PPI”)

The producer price index as of March 31, 2025 recorded an average inflation of 0.6%, compared to average deflation of 1.2% as of March 31, 2024. This was primarily attributable to increases in the price indices for manufacture of computer, electronic and optical products industry and the manufacture of coke and refined petroleum products, which registered an average inflation of 1.3% and 1.6%, respectively.

Employment and Wages

The following table presents selected employment estimates for various sectors of the economy.

	Selected Employment Information
	2020(1)	2021(2)	2022(3)	2023(4)		2024(5)	2025(6)
	(all figures in percentages except as indicated)
Employed persons (in thousands)(7)	39,837	43,988	46,890	50,525		50,185	48,025
Unemployment rate	10.3	7.8	5.4	4.4	(8)	3.8	4.3
Employment share by sector:
Agriculture, forestry and fishing sector	24.8	25.6	24.0	24.4		21.3	20.1
Industry sector
Mining and quarrying	0.5	0.4	0.3	0.4		0.6	0.4
Manufacturing	8.1	8.0	7.7	7.5		6.8	7.7
Construction	9.4	9.1	8.8	10.1		10.7	9.5
Water supply, sewerage, waste management and remediation activities	0.1	0.2	0.1	0.1		0.1	0.1
Electricity, gas, steam and air conditioning supply	0.2	0.1	0.2	0.2		0.1	0.2

Total industry sector	18.3	17.8	17.1	18.3		18.3	17.9
Service sector
Transportation and storage	7.4	6.5	6.7	6.9		8.0	7.4
Wholesale and retail trade; repair of motor vehicles and motorcycles	20.5	21.5	22.3	20.3		20.3	21.2
Finance and housing(9)	8.4	8.2	7.6	7.4		8.4	7.9
Other services(10)	20.6	20.4	22.2	22.7		23.8	25.5

Total service sector	56.9	56.6	58.9	57.3		60.5	62.0

Total employed	100.0	100.0	100.0	100.0		100.0	100.0

Sources: Philippine Statistics Authority; Annual Labor and Employment Status; Labor Force Survey.

Notes:

(1)	Annual estimates were based on the final results of the 2020 Labor Force Survey.
(2)	Annual estimates were based on the final results of the 2021 Labor Force Survey.
(3)	Annual estimates were based on the final results of the 2022 Labor Force Survey.
(4)	Preliminary results as of December 2023 based on the 2023 Annual Estimates of Labor Force Survey December rounds.
(5)	Preliminary results as of November 2024 based on the 2024 Annual Estimates of Labor Force Survey November rounds.

(6)	Preliminary results as of March 2025 based on the 2025 Annual Estimates of Labor Force Survey March rounds.
(7)	Does not include OFWs. (8) Preliminary data for 2023.
(9)	Sum of financial and insurance activities, real estate activities and public administration and defense; compulsory social security subsectors.
(10)	Sum of all other service sectors excluding transport and storage, wholesale and retail trade; repair of motor vehicles and motorcycles, finance and housing.

As of March 2025, based on preliminary data, the total number of employed persons in the Republic, excluding OFWs, was estimated at 48.0 million. The unemployment rate was 4.3% as of March 2025 based on preliminary data, lower than the 3.9% unemployment rate recorded as of March 2024. The rate of labor force participation was 62.9% as of March 2025, lower than 65.3% as of January 2024. As of March 2025, workers in the Republic were primarily employed in the service sector, representing 62.0% of the total employed population in the Republic, of which workers in the wholesale and retail trade and repair of motor vehicles and motorcycles comprised 21.2% of the total employed. Workers in the agriculture, forestry and fishing sector and the industry sector comprised 20.1% and 17.9%, respectively, of the total employed as of March 2025, compared to 20.6% and 18.0%, respectively, as of March 2024.

The following tables present employment information in the Republic by gender and by age group:

	Percentage Distribution of Population 15 Years Old and over by Employment Status, by Age Group
	March 2024	March 2025
	(Unemployed) (all figures in percentages)
Both sexes 15 – 24	29.3	33.7

	Percentage Distribution of Population 15 Years Old and over by Employment Status, by Age Group
	January 2024	January 2025
	(Unemployed) (all figures in percentages)
25 – 34	40.8	38.7
35 – 44	15.9	12.1
45 – 54	6.4	10.0
55 – 64	5.6	4.2
65 and over	2.0	1.3
Not reported	0.0	0.0

Total for all ages	100.0	100.0

Sources: Philippine Statistics Authority; March 2025 Labor Force Survey.

	Percentage Distribution of Labor Force by Sex
	March 2024	March 2025
	(all figures in percentages)
Labor Force
Male	58.0	58.3
Female	42.0	41.7
Total	100.0	100.0
Employed
Male	58.1	58.4
Female	41.9	41.6
Total	100.0	100.0
Unemployed
Male	55.1	58.0
Female	44.9	42.0

Total	100.0	100.0

Sources: Philippine Statistics Authority; March 2025 Labor Force Survey.

As of March 2025, 33.7% of the total unemployed population consisted of young people aged 15 to 24 years old, higher than the 29.3% recorded as of March 2024. In terms of gender, the female population represented 41.6% and 42.0% of the employed and unemployed workforce, respectively, as of March 2025, whereas the male population represented 58.4% and 58.0% of the employed and unemployed workforce, respectively, as of March 2025.

Overall Balance of Payments Performance

Exports of Goods

The following table sets out the Republic’s exports of goods by major commodity group, as reported by the PSA.

	Exports by Major Commodity Groups
	Annual					Growth Rates	January-March		Growth Rates	Percentage of Total Exports
	2020(1)	2021	2022	2023(1)	2024(2)	2024(2)	2024(2)	2025(3)	2025(3)	2020	2025(3)
						(%)			(%)	(%)
	($ in millions, except percentages)
Agricultural products
Coconut products	1,230	1,947	2,563	1,549	2,620	69.2	492	868	76.3	1.9	4.5
Sugar and products	66	76	6	5	19	325.6	1	1	64.2	0.1	0.0
Fruits and vegetables	2,624	2,248	2,199	2,278	2,365	3.8	583	625	7.2	4.0	3.2
Other agro-based products	864	1,000	1,123	956	957	0.1	231	233	0.8	1.3	1.2
Total agricultural based products	4,784	5,271	5,891	4,787	5,962	24.5	1,307	1,727	32.1	7.3	9.0
Forest products	297	377	357	270	194	(28.2)	49	49	0.7	0.5	0.3
Mineral products	5,093	6,721	7,268	7,142	7,010	(1.9)	1,581	1,413	(10.6)	7.8	7.3
Petroleum products	193	6	7	7	185	x	2	86	x	0.3	0.4
Manufacturing
Electronic products	37,951	42,496	46,155	41,909	39,081	(6.7)	10,500	10,540	0.4	58.2	54.7
Other electronics	2,724	3,432	3,504	3,744	3,659	(2.3)	871	946	8.7	4.2	4.9
Garments	652	742	854	706	662	(6.2)	150	154	2.6	1.0	0.8
Textile yarns/fabrics	313	294	291	249	257	3.3	76	71	(7.5)	0.5	0.4
Footwear	114	111	108	82	91	11.1	19	12	(35.7)	0.2	0.1
Travel goods and handbags	420	647	706	567	547	(3.5)	121	118	(2.0)	0.6	0.6
Wood manufacturing	187	205	167	70	76	8.6	18	15	(17.7)	0.3	0.1
Furniture and fixtures	344	381	309	289	280	(3.2)	65	93	41.8	0.5	0.5
Chemicals	1.339	1,939	1,880	1,771	2,008	13.4	485	486	0.2	2.1	2.5
Non-metallic mineral manufacturing	226	296	309	287	365	27.2	76	108	42.0	0.3	0.6
Machinery and transport equipment	2,248	2,371	2,215	2,399	2,646	10.3	691	698	0.9	3.4	3.6
Processed food and beverages	1,245	1,465	1,404	1,311	1,505	14.7	361	351	(2.8)	1.9	1.8
Iron and steel	37	67	133	143	147	2.9	34	80	132.7	0.1	0.4
Baby carriages, toys, games and sporting goods	237	294	325	283	257	(9.0)	51	55	8.1	0.4	0.3
Basketwork, wickerwork, and other articles of plaiting materials	43	63	45	39	36	(6.9)	9	10	16.7	0.1	0.1
Miscellaneous	819	1,018	885	690	751	8.8	188	191	1.5	1.3	1.0
Others	4,881	5,232	5,361	5,334	5,977	12.1	1,227	1,661	35.4	7.5	8.6
Total Manufacturing	53,779	61,053	64,651	59,870	58,343	(2.6)	14,943	15,588	4.3	82.5	80.9
Special transactions	1,068	1,265	1,400	1,541	1,522	(1.2)	352	406	15.1	1.6	2.1
Total exports	65,215	74,693	79,574	73,617	73,215	(0.5)	18,234	19,270	5.7	100.0	100.0

Sources: Philippine Statistics Authority; Bangko Sentral.

Notes:

(1)	Revised data.
(2)	Preliminary data.
(3)	Preliminary data as of March 31, 2025.
x	Growth rate is more than 1,000%.

The following table sets out the Republic’s exports of goods by destination, as reported by the PSA.

	Export of Goods by Destination(1)	Percentage of Total Exports
	2025(2)	2025(2)
	($ millions)	(%)
Country
United States of America	3,224	16.7
Hong Kong	2,618	13.6
Japan	2,892	15.0
People’s Republic of China	2,075	10.8
Singapore	796	4.1
Netherlands	875	4.5
Republic of Korea	736	3.8
Republic of China (Taiwan)	703	3.7
Germany	753	3.9
Thailand	699	3.6
Malaysia	666	2.9
Vietnam	396	2.1
India	310	1.7
Mexico	252	1.3
Canada	181	1.0
Indonesia	156	0.9
Switzerland	145	0.8
United Kingdom Great Britain and Northern Ireland	141	0.7
Australia	252	1.3
United Arab Emirates	107	0.6
Others	1,295	6.7

Total	19,270	100.0

Sources: Philippine Statistics Authority.

Notes:

(1)

Beginning September 1, 2024, the BSP will only publish BSP generated statistics, except for certain major indicators. As such, previously published selected non-BSP-produced statistics, such as those from other government agencies, will no longer be published by the BSP.

(2)	Preliminary data as of March 31, 2025.

In the first three months of 2025, according to preliminary PSA data, total exports of goods increased by 5.7% to $19.3 billion, from the $18.2 billion recorded in the first three months of 2024. This was primarily a result of an increase in exports of manufactured goods and total agricultural products, which comprised a 32.1% increase in exports of total agricultural based products from $1.3 billion in the first three months of 2024 to $1.7 billion in the first three months of 2025 and a 4.3% increase in the export of manufactured goods from $14.9 billion in the first three months of 2024 to $15.6 billion in the first three months of 2025.

Imports of Goods

The following table sets out the sources of the Philippines’ imports of goods by commodity group.

	Imports by Major Commodity Groups
	Annual					Growth Rates	January - March		Growth Rates	Percentage of Total Imports
Commodities	2020(1)	2021	2022	2023(1)	2024(2)	2024(2)	2024(2)	2025(3)	2025(3)	2020	2025(3)
						(%)			(%)	(%)
	($ in millions, except percentages)
Capital goods	29,752	35,461	37,917	35,717	35,698	(0.1)	8,336	9,070	8.8	33.1	28.4
Raw materials and Intermediate goods
Unprocessed raw materials	3,265	4,400	6,078	6,848	6,537	(4.6)	1,509	1,404	(6.9)	3.6	4.4
Semi-processed raw materials	32,893	43,583	46,250	38,612	39,816	3.1	8,922	10,442	17.0	36.6	32.7
Raw materials and intermediate goods	36,158	47,984	52,328	45,461	46,352	2.0	10,431	11,846	13.6	40.3	37.0
Mineral fuels and lubricants	7,635	13,625	23,795	20,110	19,056	(5.2)	4,933	4,332	(12.2)	8.5	13.5
Consumer goods
Durable	7,196	9,027	10,617	12,432	12,417	(0.1)	2,794	3,334	19.3	8.0	10.4
Non-durable	8,251	9,842	11,758	12,009	13,397	11.6	2,881	3,282	13.9	9.2	10.3
Total consumer goods	15,447	18,868	22,375	24,441	25,814	5.6	5,675	6,615	16.6	17.2	20.7
Special transactions(1)	820	947	805	479	508.7	(6.2)	123	112	(9.1)	0.9	0.4

Total imports	89,812	116,885	137,221	126,209	127,429	1.0	29,499	31,976	8.4	100.0	100.0

Sources: Philippine Statistics Authority; Bangko Sentral.

Notes:

(1)	Revised data.
(2)	Preliminary data.
(3)	Preliminary data as of March 31, 2025.

The following table sets out the Republic’s exports of goods by origin.

	Imports of Goods by Source/Origin
	Import of Goods by Source/Origin(1)	Percentage of Total Imports
	2025(2)	2025(2)
	($ millions)	(%)
Country
People’s Republic of China	8,932	27.9
Indonesia	2,594	8.1
Japan	2,611	8.2
Republic of Korea	2,278	7.1
Thailand	1,845	5.8
United States of America	1,966	6.1
Vietnam	1,388	4.3
Malaysia	1,421	4.4
Singapore	1,388	4.3
Republic of China (Taiwan)	990	3.1
Australia	777	2.4
France	303	0.9
Hong Kong	474	1.5
Germany	456	1.4
India	473	1.5
Saudi Arabia	544	1.7
Brazil	366	1.1
Italy	254	0.8
United Arab Emirates	373	1.2
Iraq	139	0.4
Others	2,404	7.5
Total	31,976	100.0

Sources: Philippine Statistics Authority.

Notes:

(1)

Beginning September 1, 2024, the BSP will only publish BSP generated statistics, except for certain major indicators. As such, previously published selected non-BSP-produced statistics, such as those from other government agencies, will no longer be published by the BSP.

(2)	Preliminary data as of March 31, 2025.

In the first three months of 2025, according to preliminary PSA data, total imports of goods increased by 8.4% to $32.0 billion, from the $29.5 billion recorded in the first three months of 2024. This was primarily a result of the increase in imports of raw materials and intermediate goods as well as consumer goods. Imports of raw materials and intermediate goods increased by 13.6% to $11.8 billion in the first three months of 2025, compared to the $10.4 billion in the first three months of 2024. Imports of consumer goods increased by 16.6% to $6.6 billion in the first three months of 2025, compared to the $5.7 billion in the first three months of 2024.

Foreign Direct Investment

The following table sets out foreign direct investments in the Philippines by industry.

	Net Foreign Direct Investment by Industry(1)
Industry	2020	2021	2022	2023(2)	2024(3)	2025(4)
	($ in millions)
Total equity other than reinvestment of earnings, net	1,706.3	3,379.4	1,957.1	1,081.2	1,540.1	195.6
Agriculture, forestry and fishing	0.0	0.4	3.7	5.2	3.2	0.3
Mining and quarrying	0.6	6.0	5.0	7.1	(3.3)	(0.2)
Manufacturing	754.0	550.6	737.5	894.8	1,467.0	113
Electricity, gas, steam and air conditioning supply	(38.3)	2,042.3	51.5	(9.2)	(106.4)	0.4
Water supply, sewerage, waste management and remediation activities	4.7	(8.5)	0.0	0.0	0.0	0.0
Construction	99.8	51.5	160.9	69.7	47.4	(0.6)
Wholesale and retail trade and repair of motor vehicles and motorcycles	93.4	16.2	107.1	(244.7)	(13.4)	2.0
Transportation and storage	102.9	72.6	30.5	17.5	12.5	2.1
Accommodation and food service activities	7.8	10.2	16.6	21.1	18.1	2.7
Information and communication	130.0	56.5	177.4	112.2	102.4	15.8
Financial and insurance activities	230.5	362.2	255.9	(90.1)	(125.4)	37.1
Real estate activities	187.9	137.1	353.8	220.3	101.3	9.0
Professional, scientific and technical activities	24.4	48.1	33.6	(27.5)	(5.5)	3.4
Administrative and support service activities	90.7	15.3	11.5	12.0	27.0	9.7
Public administration and defense; compulsory social security	0.0	0.0	0.0	0.0	0.2	0.0
Education	0.8	7.3	0.9	2.2	2.0	0.4
Human health and social work activities	14.3	8.0	3.4	89.6	2.1	0.1
Arts, entertainment and recreation	2.8	3.3	0.9	0.1	10.3	0.3
Other service activities	0.1	0.3	6.9	0.7	0.4	0.0
Others, not elsewhere classified(4)	0.0	0.0	0.0	0.0	0.0	0.0
Reinvestment of earnings	944.2	1,097.1	1,285.5	1,311.4	1,165.0	197.4
Debt instruments	4,171.6	7,506.9	6,249.6	6,532.6	6,224.7	867.4

Total	6,822.1	11,983.4	9,492.2	8,925.1	8,929.8	1,260.3

Source: Bangko Sentral.

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refers to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e., net intercompany borrowings)).

(2)	Revised data.
(3)	Preliminary data.
(4)	Covers non-residents investments in non-banks sourced from the Cross-Border Transactions Survey and in local banks; sectoral or industry breakdown statistics are not available.
(5)	Preliminary data as of February 28, 2025.

The following table sets out foreign direct investments in the Philippines by country.

	Net Foreign Direct Investment by Country(1)(2)
	2020	2021	2022	2023(3)	2024(4)	2025(11)
	($ in millions)
Country
Total equity other than reinvestment of earnings, net	1,706.3	3,379.4	1,957.1	1,081.2	1,540.1	195.6
Asia	1,185.9	3,326.2	1,585.9	1,302.5	825.6	157.2
ASEAN(5)	295.8	2,582.0	673.1	321.6	173.9	15.2
Middle East(6)	8.9	6.3	45.8	(2.9)	(1.6)	0.5
Other Asia	881.2	737.9	867.0	983.8	653.3	141.5
Americas	191.6	157.1	260.0	56.5	109.8	20.8
Oceania	(2.6)	(8.2)	6.4	6.3	(0.4)	(0.3)
Europe	329.3	(96.8)	104.3	(285.1)	603.2	17.8
European Union(7)(8)	278.7	(121.3)	29.2	(288.0)	(163.7)	17.1
Other Europe	50.6	24.5	75.1	2.9	766.9	0.7
Africa	1.1	1.0	0.5	0.7	1.7	0.0
Others(9)	0.9	0.0	0.1	0.2	0.2	(0.0)
International organization	0.0	0.0	0.0	0.0	0.0	0.0
Reinvestment of earnings(10)	944.2	1,097.1	1,285.5	1,311.4	1,165.0	197.4
Debt instruments(10)	4,171.6	7,506.9	6,249.6	6,532.6	6,224.7	867.4

Total	6,822.1	11,983.4	9,492.2	8,925.1	8,929.8	1,260.3

Source: Bangko Sentral.

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refers to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e., net intercompany borrowings)).

(2)

Effective July 17, 2023, the BSP adopted the country list based on the ISO 3166 Country Codes and the country classification based on Continental Grouping (Asia, America, Oceania, Europe, and Africa). For comparability across periods, the data for 2018-2023 were revised to reflect the updated totals by continental group.

(3)	Revised data.
(4)	Preliminary data.
(5)	Includes Brunei Darussalam, Cambodia, Indonesia, Lao PDR, Malaysia, Myanmar, Singapore, Thailand and Viet Nam.
(6)

Includes Bahrain, Egypt, the Islamic Republic of Iran, Iraq, Israel, Jordan, Kuwait, Lebanon, Libya, Oman, Palestinian Territory, Qatar, Saudi Arabia, the Syrian Arab Republic (Syria), United Arab Emirates and Yemen.

(7)

Includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden.

(8)	The United Kingdom left the European Union effective January 1, 2021. For comparability across periods, data prior to January 2021 were revised to reflect the UK’s exit from EU.
(9)	Other countries not specified.
(10)	Country breakdowns statistics are not available.
(11)	Preliminary data as of February 28, 2025.

In the first two months of 2025, according to preliminary data, net inflows of foreign direct investment were $1.3 billion, 45.2% lower than the $2.3 billion recorded in the first two months of 2024. The lower inflows were mainly due to a decrease in net debt instruments from $1.4 billion in the first two months of 2024 to $0.9 billion in the first two months of 2025.

In the first two months of 2025, according to preliminary data, the contribution of new equity investments to net inflows of foreign direct investment decreased to an inflow of $195.6 million in the first two months of 2025 from an inflow of $752.9 million in the first two months of 2024. This decrease is primarily a result of a decrease in new equity investments of foreign direct investment from Europe to a net inflow of $17.8 million in the first two months of 2025 from a net inflow of $738.1 million in the first two months of 2024.

International Reserves

The following table sets out the gross international reserves of the Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
	2020	2021	2022	2023	2024		2025(2)
	($ in millions, except months and percentages)
Sector
Reserve position in the IMF(3)	813.1	801.6	789.8	760.9	675.6		741.6
Gold	11,650.3	9,332.8	9,282.3	10,557.2	11,005.7		13,338.4
Special Drawing Rights (“SDR”)	1,232.9	3,938.9	3,764.8	3,809.6	3,732.7		3,804.8
Foreign investments	93,644.5	91,624.5	81,369.5	87,854.8	89,476.0		86,089.8
Foreign exchange(4)	2,821.6	3,096.6	942.8	770.7	1,366.5		648.6

Total	110,117.4	108,794.4	96,149.2	103,753.2	106,256.5		104,623.1

Total as number of months of imports of goods and services
Total as a % of short-term debt(5)	12.3	9.7	7.2	7.6	7.5		7.2
Original maturity	775.0	721.0	578.5	606.9	501.7	(1)	492.8
Residual maturity	520.2	545.8	384.3	394.5	376.5	(1)	363.6

Source: Bangko Sentral.

Notes:

(1)	Revised data.
(2)	Preliminary data as of April 30, 2025.
(3)	The reserve position in the IMF refers to the country’s claim on the 1MF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.
(4)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.
(5)

Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium-and long-term loans of the public and private sectors due within the next 12 months.

Preliminary data indicates that gross international reserves were $104.6 billion as of April 30, 2025, an increase from the $102.6 billion recorded as April 30, 2024. This increase was mainly due to an increase of $3.1 billion in gold to $13.3 billion as of April 30, 2025 from $10.3 billion as of April 30, 2024. The level of gross international reserves as of April 30, 2025 was sufficient to cover approximately 7.2 months of imports of goods and payments of services and income, and was equivalent to 4.9 times the Republic’s short-term debt based on original maturity and 3.6 times based on residual maturity. Net international reserves at the end of April 2025 were $104.6 billion.

Monetary System

Money Supply

	Money Supply (SRF-based)
	As of December 31,
	2020	2021	2022	2023		2024		2025(2)
	(₱ in billions, except percentages)
M1(4)
Currency in circulation	1,731.8	1,876.8	2,020.0	2,115.9		2,366.9		2,294.6
Current account deposits	3,724.1	4,323.3	4,603.3	4,750.0		5,027.3		4,990.5
Total	5,455.9	6,200.1	6,623.3	6,865.9		7,394.1		7,285.0
percentage increase(4)	21.2%	13.6%	6.8%	3.7	%(7)	7.7	%(7)	7.0
M2(5)	13,564.2	14,769.5	15,918.1	16,948.8		18,333.8		17,831.1
percentage increase(4)	10.3%	8.9%	7.8%	6.5	%(7)	8.2	%(7)	6.4
M3(6)	14,222.0	15,343.4	16,405.9	17,441.3		18,786.4		18,243.0
percentage increase(4)	9.6%	7.9%	6.9%	6.3	%(7)	7.7	%(7)	6.1

Sources: Department of Economic Statistics; Bangko Sentral.

Notes:

(1)	Preliminary data.
(2)	Preliminary data as of March 31, 2025.
(3)	Consists of currency in circulation and demand deposits.
(4)	Period-on-period.
(5)	Consists of M1, savings deposits and time deposits.
(6)	Consists of M2 and deposit substitutes.
(7)	Year-on-year changes.

As of March 31, 2025, according to preliminary data, the Republic’s money supply (M3) was ₱18.2 trillion, an increase of 6.1% from the ₱17.2 trillion as of March 31, 2024. This growth in money supply was mainly driven by the increase in domestic claims, which increased by 10.4% compared to the level as of March 31, 2024. This increase was primarily driven by an increase in net claims on Other Sectors, which increased by 11.4% compared to the level as of March 31, 2024. The Bangko Sentral’s net foreign asset position increased by 2.5% to ₱6.8 trillion as of March 31, 2025 and the net foreign asset position of other depository corporations decreased by 13.1% to ₱661.4 billion as of March 31, 2025.

Foreign Exchange System

The following table sets out exchange rate information between the peso and the U.S. dollar.

	Exchange Rates of Peso per U.S. Dollar
Year	Period End	Period Average(1)
2020	48.036	49.624
2021	50.774	49.255
2022	56.120	54.478
2023	55.567	55.630
2024	58.014	57.291
2025(2)	56.252	56.853

Sources: Reference Exchange Rate Bulletin; Treasury Department; Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.
(2)	Preliminary data for the month ended April 30, 2025.

In the four months ended April 30, 2025 the average exchange rate was ₱56.853 per U.S. dollar, which is at a similar level as compared to ₱56.951 per U.S. dollar in the four months ended April 30, 2024.

The Philippine Financial System

Composition

The following table sets out the total resources of the Philippine financial system by category of financial institution.

	Total Resources of the Financial System(1)
	As of December 31,
	2020	2021	2022	2023(2)	2024(2)	2025(3)
	(₱ in billions)
Banks
Universal/Commercial banks	18,527	19,761	22,376	24,316	26,438	27,782
Thrift banks	1,192	1,338	1,028	1,104	1,170	1,166
Digital banks	—	—	—	91	122	127
Rural banks	308	341	403	446	527	527
Total banks	20,028	21,440	23,807	25,957	28,256	27,782
Non-bank financial institutions(4)	4,674	4,917	5,236	5,561	5,704	5,829

Total assets	24,702	26,357	28,864	31,339	33,780	33,611

Source: Department of Economic Statistics; Bangko Sentral.

Notes:

(1)	Excludes assets of the Bangko Sentral ng Pilipinas.
(2)	Preliminary data.
(3)	Preliminary data as of February 28, 2025, unless otherwise indicated.
(4)

Includes Investment Houses, Finance Companies, Investment Companies, Securities Dealers/Brokers, Pawnshops, Lending Investors, Non Stocks Savings and Loan Associations, Credit Card Companies (which are under Bangko Sentral supervision), Government Non-bank Financial Institutions, Authorized Agent Banks Forex Corporations, and Private and Government Insurance Companies (i.e., SSS and GSIS).

Structure of the Financial System

As of March 31, 2025, according to preliminary data, the Republic had 44 operating universal and commercial banks.

The following table sets out the outstanding loans of universal and commercial banks classified by sector and their percentages by sector are net of Bangko Sentral’s Reverse Repurchase Agreements.

	Universal and Commercial Banks’ Outstanding; Loans by Sector(1)
	As of December 31,
	2020		2021		2022		2023		2024		2025(2)
	(₱ in billions, except percentages)
Total	9,442.2	100%	9,892.2	100%	11,206.2	100%	12,283.6	100%	13,518.4	100.0%	13,188.7	100.0%
Agriculture, Forestry and Fishing	211.4	2.2%	200.6	2.0%	207.1	1.9%	214.8	1.7%	232.4	1.8%	227.7	1.7%
Mining and Quarrying	43.5	0.5%	37.3	0.4%	39.3	0.4%	44.9	0.4%	55.8	0.4%	58.9	0.4%
Manufacturing	933.2	9.9%	1,088.8	11.0%	1,260.4	11.5%	1,271.6	10.4%	1,365.5	10.4%	1,258.5	9.5%
Electricity, Gas, Steam and Air conditioning Supply	1,044.0	11.1%	1,046.4	10.6%	1,197.7	11.0%	1,273.4	10.4%	1,454.6	11.1%	1,588.4	12.0%
Water Supply, Sewerage, Waste Management and Remediation Activities	103.7	1.1%	109.7	1.1%	135.8	1.2%	177.1	1.4%	205.5	1.6%	209.8	1.6%
Construction	375.6	4.0%	383.5	3.9%	448.0	4.1%	492.4	4.0%	554.4	4.2%	516.5	3.9%
Wholesale and Retail Trade and Repair of Motor Vehicles and Motorcycles	1,112.6	11.8%	1,125.8	11.4%	1,269.7	11.6%	1,371.4	11.2%	1,509.6	11.5%	1,486.3	11.3%
Accommodation and Food Service Activities	162.4	1.7%	150.7	1.5%	149.8	1.4%	151.7	1.2%	167.4	1.3%	171.6	1.3%
Transportation and Storage	302.2	3.2%	330.0	3.3%	347.4	3.2%	381.9	3.1%	493.5	3.8%	499.6	3.8%
Information and Communication	376.1	4.0%	482.0	4.9%	589.0	5.4%	630.9	5.1%	685.1	5.2%	682.5	5.2%
Financial and Insurance Activities	881.0	9.3%	970.6	9.8%	1,039.0	9.5%	987.2	8.0%	1,060.4	8.1%	1,086.5	8.2%
Real Estate Activities	1,768.1	18.7%	1,930.9	19.5%	2,187.9	20.0%	2,428.3	19.8%	2,651.0	20.2%	2,662.6	20.2%
Professional, Scientific and Technical Activities	54.6	0.6%	57.8	0.6%	42.4	0.4%	37.7	0.3%	56.5	0.4%	57.3	0.4%
Administrative and Support Service Activities	37.6	0.4%	31.1	0.3%	39.9	0.4%	43.9	0.4%	47.4	0.4%	42.7	0.3%
Public Administration and Defense; Compulsory Social Security	144.6	1.5%	152.6	1.5%	170.3	1.6%	192.7	1.6%	212.1	1.6%	223.0	1.7%
Education	39.9	0.4%	34.8	0.4%	33.9	0.3%	31.0	0.3%	31.7	0.2%	30.9	0.2%
Human Health and Social Work Activities	89.3	0.9%	93.2	0.9%	96.7	0.9%	101.8	0.8%	101.3	0.8%	99.8	0.8%
Arts, Entertainment and Recreation	150.1	1.6%	162.4	1.6%	174.2	1.6%	173.3	1.4%	226.3	1.7%	219.2	1.7%
Other Service Activities	65.0	0.7%	67.8	0.7%	84.3	0.8%	95.1	0.8%	89.3	0.7%	89.8	0.7%
Activities of Households as Employers, Undifferentiated Goods & Services Producing Activities of Households for Own Use	86.3	0.9%	67.3	0.7%	69.2	0.6%	18.4	0.1%	16.8	0.1%	16.9	0.1%
Others(3)	1,400.8	14.8%	1,368.8	13.8%	1,624.4	12.2%	2,164.4	17.6%	2,302.0	14.6%	1,960.2	14.9%

Source: Bangko Sentral.

Notes:

(1)	Net of amortization.
(2)	Preliminary data as of March 31, 2025.
(3)	Includes loans to individuals for household consumption purposes, loans under the Bangko Sentral’s reverse repurchase arrangement and loans to non-residents.

As of March 31, 2025, according to preliminary data, the Republic had 381 operating rural and cooperative banks.

As of March 31, 2025, according to preliminary data, the Republic had 41 operating thrift banks (including microfinance-oriented banks).

As of March 31, 2025, according to preliminary data, the Bangko Sentral regulated or supervised five non-bank financial institutions with quasi-banking functions. The Bangko Sentral also supervised or regulated 1,557 non-bank financial institutions without quasi-banking functions, according to preliminary data as of March 31, 2025.

Non-Performing Loans

The following table provides information regarding NPLs for universal and commercial banks for the periods indicated.

	Total Loans (Gross) and Non-Performing Loans by type of Bank(1)
	As of December 31, (unless otherwise stated)
	2020	2021	2022	2023	2024	2025(2)
	(₱ in billions, except percentages)
Private Domestic Universal banks
Total loans	7,711.6	8,061.1	9,260.2	9,983.6	11,331.7	11,282.9
Non-performing loans	244.6	290.8	233.5	251.3	274.5	283.6
Ratio of non-performing loans to total loans	3.2%	3.6%	2.5%	2.5%	2.4%	2.5%
Other Private Commercial banks
Total loans	361.0	387.0	238.7	265.3	150.2	152.3
Non-performing loans	17.6	19.7	13.2	14.9	11.2	11.3
Ratio of non-performing loans to total loans	4.9%	5.1%	5.5%	5.6%	7.5%	7.4%
Government banks(3)
Total loans	1,321.3	1,434.5	1,748.8	2,033.6	2,158.8	1,928.1
Non-performing loans	36.3	55.1	86.7	106.9	132.4	133.8
Ratio of non-performing loans to total loans	2.8%	3.9%	5.0%	5.3%	6.1%	6.9%
Foreign banks(3)
Total loans	525.5	574.5	554.9	568.9	561.7	652.0
Non-performing loans	10.2	6.1	3.1	6.6	6.7	6.7
Ratio of non-performing loans to total loans	2.0%	1.1%	0.6%	1.2%	1.2%	1.0%
Total loans	9,919.5	10,457.1	11,802.5	12,851.5	14,202.3	14,015.4
Total non-performing loans	308.8	371.6	336.5	379.8	424.7	435.3
Ratio of non-performing loans to total loans	3.1%	3.6%	2.9%	3.0%	3.0%	3.1%

Source: Bangko Sentral.

Notes:

(1)	Include transactions of local banks’ foreign offices but exclude banks under liquidation.
(2)	Preliminary data as of February 28, 2025.
(3)	Consists of LBP, DBP and Al-Amanah Islamic Investment Bank of the Philippines.

As of February 28, 2025, according to preliminary data, the gross non-performing loan ratio was 3.1%, which was the same as the ratio of 3.1% recorded as of February 29, 2024. Non-performing loans increased by 10.6% to ₱435.3 billion as of February 28, 2025 from the ₱393.5 billion recorded as of February 29, 2024, primarily due to inflation and rising interest rates which weighed down borrowers’ capacity to pay. The U/KB industry’s total loan portfolio increased by 11.8% to ₱14,015.4 billion as of February 28, 2025 from the ₱12,532.2 billion recorded as of February 29, 2024.

The Philippine Securities Markets

The PSEi closed at 6,354.99 points on March 31, 2025.

Public Finance

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures(1)
	Actual						Budget
	2020	2021	2022	2023	2024	2025(2)	2023(4)	2024
	(₱ in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	1,951.0	2,078.1	2,335.7	2,517.0	2,851.6	690.4	2,639.2	2,848.9
Bureau of Customs	537.7	643.6	862.4	883.2	916.7	231.4	874.2	939.7
Others Government offices(3)	15.7	21.0	22.2	29.1	32.4	9.7	24.6	31.7

Total tax revenues	2,504.4	2,742.7	3,220.3	3,429.3	3,800.7	931.5	3,537.9	3,820.3
As a percentage of GDP (at current market prices)	14.0%	14.1%	14.6%	14.1%	14.4%	N/A	20.6%	14.42%
Non-tax revenues:
Bureau of the Treasury income	219.7	125.3	154.8	227.6	283.4	32.3	58.3	187.0
Fees and charges	23.1	31.7	101.0	68.5	65.2	2.7	28.0	73.0
Privatizations	0.5	0.3	1.6	0.9	3.3	0.3	0.5	42.1
Others (including Foreign grants)	108.3	105.5	67.8	97.8	266.4	31.3	104.2	147.5

Total non-tax revenues	351.3	262.5	325.1	394.2	618.3	66.7	191.1	449.6

	Government Revenues and Expenditures(1)
	Actual						Budget
	2020	2021	2022	2023	2024	2025(2)	2023	2024
	(₱ in billions, except percentages)
Total revenues	2,856.0	3,005.5	3,545.5	3,824.1	4,419.0	998.2	3,729.0	4,269.9

Expenditures
Allotment to local government units	804.5	892.7	1,103.3	926.1	1,024.1	289.3	610.7	1,012.1
Interest payments
Foreign	101.4	96.1	119.4	192.6	223.5	62.4	152.4	219.5
Domestic	279.1	333.3	383.5	435.7	539.8	178.6	458.2	544.0

Total interest payments	380.4	429.4	502.9	628.3	763.3	241.0	610.7	763.4

Tax expenditures	33.1	36.7	39.8	31.7	51.1	11.3	14.5	14.5
Subsidy	229.0	184.8	200.4	163.5	138.8	22.6	214.5	199.1
Equity and net lending	34.9	65.4	38.4	27.3	7.9	1.4	31.1	62.4
Others	2,745.4	3,066.6	3,275.0	3,559.3	3,940.2	911.4	3,412.9	3,702.7

Total expenditures	4,227.4	4,675.6	5,159.6	5,336.2	5,925.4	1,477.0	5,228.4	5,754.3

Surplus/(Deficit)	(1,371.4)	(1,670.1)	(1,614.1)	(1,512.1)	(1,506.4)	(478.8)	(1,499.4)	1,484.3
Financing
Net domestic borrowings	1,558.3	1,473.1	1,027.3	811.7	905.3	450.2	756.3	903.4
Gross domestic borrowings	1,998.7	2,010.6	1,643.4	1,634.2	1,923.3	450.8	1,653.5	1,923.9
Less: Amortization	440.4	537.5	616.1	822.5	1,018.0	0.6	897.2	1,020.5
Net foreign borrowings	600.8	331.5	389.6	437.9	401.9	193.9	431.0	403.4

Total net financing requirement	2,159.0	1,804.6	1,417.0	1,249.7	1,307.2	644.1	2,082.5	1,306.8

Change in cash	701.7	66.1	(119.1)	(164.6)	(229.6)	1,016.0

Sources: Bureau of the Treasury; Department of Finance; Department of Budget and Management.

Notes:

(1)

Follows the GFSM 2014 concept wherein reporting of debt amortization reflects the actual principal repayments to the creditor including those serviced by the Bond Sinking Fund. Financing includes gross proceeds of liability management transactions such as bond exchanges.

(2)	Preliminary data as of March 31, 2025.
(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.
(4)	Revised data.

Revenues

Sources

Total Government revenues in the first three months of 2025 were ₱998.2 billion, a 6.9% increase over the ₱933.7 billion recorded in the first three months of 2024. In the first three months of 2025, Bureau of Internal Revenue collections were ₱690.4 billion, a 16.7% increase from the ₱591.8 billion recorded in the first three months of 2024. The Bureau of Customs recorded collections of ₱231.4 billion in the first three months of 2025, a 5.7% increase from the ₱218.9 billion recorded in the first three months of 2024. Non-tax revenues were ₱66.7 billion in the first three months of 2025, a 41.2% decrease from the ₱113.4 billion recorded in the first three months of 2024.

Expenditures

Total Government expenditures in the first three months of 2025 were ₱1,477.0 billion, a 22.4% increase over the ₱1,206.4 billion recorded in the first three months of 2024. This increase was primarily due to higher interest payments and other national Government expenditures.

Debt

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2)
	As of December 31,
	2020	2021	2022	2023	2024(3)	2025(4)
	(₱ in millions, except as otherwise indicated)
Medium/long-term debt(5)	8,838,966	10,932,406	13,008,499	14,071,375	15,297,134	15,881,417
Domestic	5,738,647	7,374,271	8,798,026	9,473,038	10,176,247	10,576,970
External (U.S.$ million)	64,562	69,803	75,436	82,976	88,525	92,606
Short-term debt(6)
Domestic	956,040	796,143	410,361	544,892	754,168	802,568

Total debt	9,795,006	11,728,549	13,418,860	14,616,267	16,051,302	16,683,985

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, using the Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Revised data.
(4)	Preliminary data as of March 31, 2025.
(5)	Debt with original maturities of one year or longer.
(6)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2)
	As of December 31,
	2020	2021	2022	2023	2024	2025(3)
	(₱ in millions)
Loans
Direct	156	156	156	156	156	156
Assumed(4)	792	0	0	0	0	0
Total loans	948	156	156	156	156	156
Securities
Treasury bills	949,478	796,143	410,361	529,892	754,168	802,568
Treasury notes/bonds	5,744,261	7,374,115	8,797,870	9,502,882	10,176,090	10,576,814

Total securities	6,693,739	8,170,258	9,208,231	10,017,930	10,930,258	11,379,538

Total debt	9,795,006	11,728,549	13,418,860	14,616,267	16,051,302	16,683,985

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral’s reference exchange rates at the end of each period.
(3)

Preliminary data as of March 31, 2025. Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates as of April 2, 2025, which was the next business day following the end of the period indicated.

(4)	Assumed loans of Development Bank of the Philippines, the National Development Company and the Philippine National Bank.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2) As of December 31,
	2020	2021	2022	2023	2024(3)	2025(4)
	($ in millions)
Loans
Multilateral	19,275	22,574	25,155	28,890	33,212	34,759
Bilateral	8,042	8,308	8,581	9,254	8,949	9,427
Commercial	2	1	1	0	0	0

Total loans	27,319	30,883	33,737	38,144	42,161	44,186
Securities:
Euro Bonds	2,387	4,609	4,320	3,811	3,573	4,804
Yen Bonds	2,388	1,687	1,787	1,615	966	1,013
Philippine Peso Notes	2,700	1,679	981	988	947	956
Chinese Yuan Bonds	607	392	0	0	0	0

U.S. Dollar Bonds	29,161	30,553	34,611	37,418	39,878	40,647
Islamic Certificates	0	0	0	1,000	1,000	1,000

Total securities	37,243	38,920	41,699	44,832	46,364	48,420

Total	64,562	69,803	75,436	82,976	88,525	92,606

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.
(3)	Preliminary data as of December 31, 2024.
(4)	Preliminary data as of March 31, 2025.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of the date indicated.

	Summary of Outstanding Direct External Debt of the Republic by Currency(1) As of March 31, 2025
	Amount in Original Currency	Equivalent Amount in $(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	73,101	73,101		%
Japanese yen	1,263,205	8,442		%
Euro	8,876	9,583		%
Peso	54,760	956		%
Other currencies	—	524		%

Total	—	92,606	100.0%

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(3)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of April 2, 2025, which was the next business day following the end of the period indicated.

Government-Guaranteed Debt

The following table sets out guarantees of indebtedness by the Republic, including guarantees assumed by the Government, as of the dates indicated.

	Summary of Outstanding Guarantees of the Republic(1)(2) As of December 31,
	2020	2021	2022	2023	2024	2025(4)

	(in billions)
Total (₱)	458.3	423.9	399.0	349.4	346.7	339.9
Domestic (₱)	254.4	195.1	205.8	181.8	255.5	248.9
External (₱)	203.9	228.8	193.3	167.7	91.2	91.0
External ($)(3)	4.2	4.5	3.5	3.0	1.6	1.6

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.
(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of the next business day following the end of the period indicated.
(4)	Based on preliminary data as of March 31, 2025.

Payment History of Foreign Debt

The following table sets out the outstanding foreign-currency bonds issued by the Republic as of the dates indicated.

	Foreign Currency Bonds Issued by the Republic(1)
	Original Balance as of Issue Date(2)	Outstanding Balance as of December 31, 2023(3)	Outstanding Balance as of December 31, 2024(4)	Outstanding Balance as of March 31, 2025(5)

	($ in millions)
U.S. dollar bonds	69,170.1	37,418	39,878	40,647
Chinese Yuan Bond	542.5	0	0	0
Euro Bonds	6,266.6	3,811	3,573	4,804
Japanese yen bonds	3,939.1	1,615	966	1,013
Islamic Certificates	1,000	1,000	1,000	1,000

Total foreign-currency bonds	80,918.3	43,844	45,417	48,420

Sources: Bureau of the Treasury; Department of Finance

Notes:

(1)	Excludes debt securities of GOCCs and other public sector entities guaranteed by the Government.
(2)

Represents the aggregate of the original balances as of the issue dates of foreign currency bonds outstanding as of January 31, 2025. Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of issuance.

(3)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of January 2, 2024, which was the next business day following the end of the period indicated.

(4)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of January 2, 2025, which was the next business day following the end of the period indicated.

(5)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of April 2, 2025, which was the next business day following the end of the period indicated.